EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

August 17, 2012	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD COMPLETES

RE-PRICING AND EXTENSION OF WARRANTS

Emgold Mining Corporation (“Emgold” or the “Company”) is pleased to announce that, as outlined in its July 13, 2012 press release, it has completed the re-pricing and extension of the expiry date of certain existing common share purchase warrants (“warrants”).  One hundred percent of Group 1 warrant holders responded by signing Warrant Amendment Agreements and Emgold has obtained TSX Venture Exchange approval for the amendment of 11.8 million eligible warrants in this Group.

A total of 11.8 million warrants, the original exercise price of which was US$0.35, have been re-priced at CDN$0.15 per share and been given a 12 month extension. Those eligible warrant holders in Group 1 may now elect to exercise an “Early Conversion Option” whereby they can convert their warrants to shares at CDN$0.10 per share, if exercised by August 31st, 2012.

Warrant holders were given until August 10, 2012 to return Warrant Amendment Agreements to the Company if they wished to have their warrants re-priced and/or extended, as applicable.  One hundred percent of the Warrant Amendment Agreements for Group 2, 3, and 4 warrant holders were not obtained and those warrants will not be re-priced or extended.  Group 5 Warrants were ineligible for amendment pursuant to TSX Venture Exchange Policy.  Any Warrant Amendment Agreements completed for Group 2 through 5 warrant holders are now voided, and the terms of the warrants are unchanged.

About Emgold Mining Corporation

Emgold plans to complete an Environmental Impact Report (“EIR”) for the Idaho-Maryland Project in California, with a targeted completion date of 2013, subject to financing.  The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956.  Once the EIR is complete and permits are obtained, the Company plans to dewater and rehabilitate the historic underground workings, conduct underground exploration, and ultimately construct a high grade underground gold operation capable of producing over 200,000 ounces of gold per year.

Management believes the exploration target at Idaho-Maryland is 3 to 5 million ounces of gold, subject to additional diamond drilling that will be completed from underground once the mine is permitted and dewatered. Note that this target is conceptual in nature, and there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in any further delineation of a mineral resource.  The target is based on projecting historic production and current resources to a depth of 5,000 feet.

Emgold has several other early to mid stage exploration properties.  These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada and the Stewart and Rozan poly-metallic properties in British Columbia where it is conducting exploration activities.

Note that technical information in this press release has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Persons as defined in National Instrument 43-101.  Mr. Pease is responsible for supervising the technical work related to the Idaho-Maryland Project.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 604-687-4622 Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the re-pricing and extension of the warrants, the timing of completion of the Final EIR on the Idaho-Maryland Project, the Company's planned work programs, exploration potential, expected results, and other statements.  Forward-looking statements are based on certain assumptions that the City of Grass Valley and its consultants, which are funded by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority.  They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation.  They assume that actual results of exploration, development, and production activities are consistent with management's expectations, that assumptions relating to mineral resource estimates and exploration targets are accurate, and that necessary financing is available to complete the required exploration work.  They include assumptions about production rates, production grades, and gold recoveries.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain Exchange or warrant holder approval for the re-pricing of one or more of the Groups, exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.